                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

                                  eSpeed, Inc.
       ------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                   296643 10 9
       ------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2005
       ------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

-------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

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CUSIP NO.  296643 10 9               13G                    Page 2 of 13

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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Cantor Fitzgerald Securities
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                   5    SOLE VOTING POWER

                        0 shares of Class A Common Stock
                  --------------------------------------------------------------
NUMBER OF SHARES   6    SHARED VOTING POWER
  BENEFICIALLY
OWNED BY EACH           0 shares of Class A Common Stock
REPORTING PERSON  --------------------------------------------------------------
      WITH         7    SOLE DISPOSITIVE POWER

                        0 shares of Class A Common Stock
                  --------------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER

                        0 shares of Class A Common Stock
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 shares of Class A Common Stock
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                         [ ]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

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CUSIP NO.  296643 10 9               13G                    Page 3 of 13

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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Cantor Fitzgerald, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                   5    SOLE VOTING POWER

                        0 shares of Class A Common Stock
                  --------------------------------------------------------------
NUMBER OF SHARES   6    SHARED VOTING POWER
  BENEFICIALLY
  OWNED BY EACH         22,626,515 shares of Class A Common Stock
REPORTING PERSON  --------------------------------------------------------------
      WITH         7    SOLE DISPOSITIVE POWER

                        0 shares of Class A Common Stock
                  --------------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER

                        22,626,515 shares of Class A Common Stock
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,626,515 shares of Class A Common Stock
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                  [ ]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     44.4%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------

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CUSIP NO.  296643 10 9               13G                    Page 4 of 13

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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     CF Group Management, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
                   5    SOLE VOTING POWER

                        0 shares of Class A Common Stock
                  --------------------------------------------------------------
NUMBER OF SHARES   6    SHARED VOTING POWER
  BENEFICIALLY
  OWNED BY EACH         23,064,072 shares of Class A Common Stock
REPORTING PERSON  --------------------------------------------------------------
      WITH         7    SOLE DISPOSITIVE POWER

                        0 shares of Class A Common Stock
                  --------------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER

                        23,064,072 shares of Class A Common Stock
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     23,064,072 shares of Class A Common Stock
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                  [ ]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     45.2%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------

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CUSIP NO.  296643 10 9               13G                    Page 5 of 13

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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Howard W. Lutnick
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
                   5    SOLE VOTING POWER

                        8,083,299 shares of Class A Common Stock
                  --------------------------------------------------------------
NUMBER OF SHARES   6    SHARED VOTING POWER
  BENEFICIALLY
  OWNED BY EACH         23,239,661 shares of Class A Common Stock
REPORTING PERSON  --------------------------------------------------------------
      WITH         7    SOLE DISPOSITIVE POWER

                        8,083,299 shares of Class A Common Stock
                  --------------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER

                        23,239,661 shares of Class A Common Stock
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     31,322,960 shares of Class A Common Stock
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                   [ ]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     53.9%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

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CUSIP NO.  296643 10 9               13G                    Page 6 of 13

----------------------------                          --------------------------

ITEM 1.   (A)  NAME OF ISSUER:

               eSpeed, Inc. (the "Issuer")

          (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               110 East 59th Street
               New York, New York 10022

ITEM 2.   (A)  NAME OF PERSON FILING:

               This statement is being filed pursuant to a Joint Filing
               Agreement (attached as Exhibit 1 and incorporated herein by reference) by (i) Cantor Fitzgerald Securities ("CFS"), (ii)
               Cantor Fitzgerald, L.P. ("CFLP"), the managing partner of CFS,
               (iii) CF Group Management, Inc. ("CFGM"), the managing general partner of CFLP, and (iv) Howard W. Lutnick, the sole shareholder of CFGM (sometimes collectively referred to as the "Reporting
               Persons").

          (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               The information required by this Item is set forth in Appendix 1 attached hereto.

          (C)  CITIZENSHIP:

               The information required by this Item is set forth in Appendix 1 attached hereto.

          (D)  TITLE OF CLASS OF SECURITIES:

               Class A Common Stock, par value $.01 per share.

          (E)  CUSIP NUMBER:

               296643 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
(C), CHECK WHETHER THE PERSON FILING IS:

          (a)  [ ]  Broker or dealer registered under Section 15 of the Exchange
                    Act;

          (b)  [ ]  Bank as defined in Section 3(a) (6) of the Exchange Act;

          (c)  [ ]  Insurance company as defined in Section 3(a) (19) of the
                    Exchange Act;

          (d)  [ ]  Investment company registered under Section 8 of the
                    Investment Company Act;

          (e)  [ ]  An investment adviser in accordance with Rule
                    13-d-1(b)(1)(ii)(E);

          (f)  [ ]  An Employee benefit plan or endowment fund in accordance with Rule 13-d-1(b)(1)(ii)(F);

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CUSIP NO.  296643 10 9               13G                    Page 7 of 13

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          (g)  [ ]  A parent holding company or control person in accordance with Rule 13-d-1(b)(1)(ii)(G);

          (h)  [ ]  A Savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act;

          (i)  [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment
                    Company Act;

          (j)  [ ]  Group, in accordance with Rule 13-d-1(b)(1)(ii)(J)

          Not applicable.

ITEM 4. OWNERSHIP.

The following information is provided as of December 31, 2005:

     Each Share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. The rights of holders of shares of Class A and
Class B Common Stock are substantially identical, except that holders of Class B
Common Stock are entitled to 10 votes per share, while holders of Class A Common
Stock are entitled to one vote per share on all matters to be voted on by stockholders in general. Class A Common Stock and Class B Common Stock are hereinafter collectively called "Common Stock."

     As a result of a September 14, 2005 pro rata distribution from CFS to CFLP and CFGM, the partners of CFS, CFS is no longer the beneficial owner of any shares of Common Stock, and is no longer a reporting person.

     CFLP owns of record an aggregate of 22,626,515 shares of Common Stock
(535,990 shares of Class A Common Stock and 22,090,525 shares of Class B Common
Stock). CFLP shares voting and dispositive power over these shares with CFGM, its managing general partner, and with Mr. Lutnick, the sole shareholder of
CFGM.

     CFGM owns of record an aggregate of 437,557 shares of Common Stock (388,812 shares of Class A Common Stock and 48,745 shares of Class B Common Stock). CFGM shares voting and dispositive power over these shares with Howard Lutnick, the sole shareholder of CFGM. In addition, CFGM has shared voting and dispositive power with respect to an aggregate of 22,626,515 shares of Common Stock owned of record by CFLP by virtue of being the managing general partner of CFLP.

     Howard W. Lutnick has sole voting and dispositive power with respect to (i)
955,673 shares of Class A Common Stock owned of record by him, (ii) 7,125,000 shares of Class A Common Stock subject to options currently exercisable or exercisable within 60 days of December 31, 2005, and (iii) 2,626 shares of Class
A Common Stock held in Mr. Lutnick's 401(k) account. Mr. Lutnick has shared voting and dispositive power with respect to 175,589 shares of Common Stock held for the benefit of Mr. Lutnick's descendants by The Lutnick 1999 Descendants
Trust, of which Mr. Lutnick's wife and one other person are co-trustees who must act together. Mr. Lutnick has limited powers to remove and replace the trustees of this trust. Mr. Lutnick also has shared voting and dispositive power with respect to an aggregate of 23,064,072 shares of Common Stock owned of record by
CFGM and CFLP by virtue of being the sole shareholder of CFGM.

The following sets forth in tabular format the share ownership of the Reporting
Persons:

----------------------------                          --------------------------

CUSIP NO.  296643 10 9               13G                    Page 8 of 13

----------------------------                          --------------------------

     (a)  Amount Beneficially Owned:

          (i)   Cantor Fitzgerald, L.P. is the beneficial owner of 22,626,515 shares of Class A Common Stock.

          (ii)  CF Group Management, Inc. is the beneficial owner of 23,064,072 shares of Class A Common Stock.

          (iii) Howard W. Lutnick is the beneficial owner of 31,322,960 shares of Class A Common Stock.

     (b)  Percent of Class:

                44.4% for CFLP;
                45.2% for CFGM; and
                53.9% for Howard W. Lutnick.

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:

                0 shares for CFLP;
                0 shares for CFGM; and
                8,083,299 shares for Howard W. Lutnick.

          (ii)  shared power to vote or to direct the vote:

                22,626,515 shares for CFLP;
                23,064,072 shares for CFGM; and
                23,239,661 shares for Howard W. Lutnick.

          (iii) sole power to dispose or to direct the disposition of:

                0 shares for CFLP;
                0 shares for CFGM; and
                8,083,299 shares for Howard W. Lutnick.

          (iv)  shared power to dispose or to direct the disposition of:

                22,626,515 shares for CFLP;
                23,064,072 shares for CFGM; and
                23,239,661 shares for Howard W. Lutnick.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

     CFS is no longer the beneficial owner of any shares of Common Stock, and is no longer a reporting person.

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CUSIP NO.  296643 10 9               13G                    Page 9 of 13

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ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities beneficially owned by CFLP and CFGM. With respect to Howard W. Lutnick, 175,589 shares of
Class A Common Stock are held for the benefit of Mr. Lutnick's descendants by
The Lutnick 1999 Descendants Trust, of which Mr. Lutnick's wife and one other person are co-trustees who must act together. Mr. Lutnick has limited powers to remove and replace the trustees of this trust.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
        SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.

ITEM 10. CERTIFICATIONS.

     Not applicable.

             [The remainder of this page intentionally left blank.]

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CUSIP NO.  296643 10 9               13G                    Page 10 of 13

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2006

                                             Cantor Fitzgerald Securities

                                             By: /s/ Howard W. Lutnick
                                                 -------------------------------
                                                 Name:  Howard W. Lutnick
                                                 Title: President

                                             Cantor Fitzgerald, L.P.

                                             By: /s/ Howard W. Lutnick
                                                 -------------------------------
                                                 Name:  Howard W. Lutnick
                                                 Title: Chairman

                                             CF Group Management, Inc.

                                             By: /s/ Howard W. Lutnick
                                                 -------------------------------
                                                 Name:  Howard W. Lutnick
                                                 Title: President

                                                 /s/ Howard W. Lutnick
                                                 -------------------------------
                                                 Howard W. Lutnick

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CUSIP NO.  296643 10 9               13G                    Page 11 of 13

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                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

     JOINT FILING AGREEMENT, dated as of the 13th day of February, 2006, among
Cantor Fitzgerald Securities, Cantor Fitzgerald, L.P., CF Group Management, Inc.
and Howard W. Lutnick (collectively, the "Joint Filers").

     WHEREAS, pursuant to Rule 13d-1(k) under the Securities Exchange Act of
1934, as amended (the "Exchange Act"), the parties hereto desire to satisfy any filing obligation under Section 13(d) of the Exchange Act by a single joint filing;

     NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Joint Filers hereby agree and represent as follows:

1.   Schedule 13G with respect to the Class A Common Stock, par value $.01 per share, of eSpeed, Inc. (to which this Joint Filing Agreement is an exhibit)
     is filed on behalf of each of the Joint Filers.

2.   Each of the Joint Filers is eligible to use Schedule 13G for the filing of information therein contained.

3.   Each of the Joint Filers is responsible for the timely filing of Schedule
     13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

                                              Cantor Fitzgerald Securities

                                              By: /s/ Howard W. Lutnick
                                                  ------------------------------
                                                  Name:  Howard W. Lutnick
                                                  Title: President

                                              Cantor Fitzgerald, L.P.

                                              By: /s/ Howard W. Lutnick
                                                  ------------------------------
                                                  Name:  Howard W. Lutnick
                                                  Title: Chairman

                                              CF Group Management, Inc.

                                              By: /s/ Howard W. Lutnick
                                                  ------------------------------
                                                  Name:  Howard W. Lutnick
                                                  Title: President

----------------------------                          --------------------------

CUSIP NO.  296643 10 9               13G                    Page 12 of 13

----------------------------                          --------------------------

                                                  /s/  Howard W. Lutnick
                                                  ------------------------------
                                                  Howard W. Lutnick

             [The remainder of this page intentionally left blank.]

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CUSIP NO.  296643 10 9               13G                    Page 13 of 13

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                                                                      Appendix 1

Address, principal business office address and place of organization of each reporting person required by Items 2(a), (b) and (c).

NAME OF PERSON FILING                PRINCIPAL BUSINESS             PLACE OF ORGANIZATION
                                     OFFICE ADDRESS

Cantor Fitzgerald Securities         110 E. 59th Street             New York general partnership
                                     New York, NY  10022

Cantor Fitzgerald, L.P.              110 E. 59th Street             Delaware limited partnership
                                     New York, NY  10022

CF Group Management, Inc.            110 E. 59th Street             New York corporation
                                     New York, NY  10022

Howard W. Lutnick                    c/o Cantor Fitzgerald, L.P.    United States citizen
                                     110 E. 59th Street
                                     New York, NY  10022